Ex 99.3                Amended Bylaws, Section 3.2 and 3.3

SECTION 3.2 - Number, Election and Term. The number of directors which shall constitute the whole Board shall be a minimum of one (1). The directors shall be elected at the annual meeting of stockholders, except as provided in Section
3.3 and as provided in the Articles of Incorporation and each director elected shall hold office until his successor shall be elected and shall qualify. At each election for directors every shareholder entitled to vote at such election shall have the right to vote, in person or by proxy, the number of shares owned by him for as many persons as there are directors to be elected and for whose election he has a right to vote. Directors need not be residents of the State or stockholders of the corporation. The holders of the voting stock shall be entitled to elect all directors.

SECTION 3.3 - Vacancies, Additional Directors and Removal from Office. Any vacancy in the Board of Directors may be filled by the affirmative vote of a majority of the remaining Directors. A Director elected to fill a vacancy shall be elected for the unexpired term of the Director's predecessor in office. Any directorship to be filled by reason of an increase in the number of Directors may be filled by election by the Board of Directors for a term of office continuing until the next annual election and until such director's successor shall be duly elected and shall qualify, unless sooner displaced. A director may be removed for cause at any special meeting of stockholders duly called and held for such purpose.